UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER: 000-55912

CUSIP NUMBER: ___________

(Check One) ☐ Form 10-K  ☐ Form 20-F  ☐ Form 11-K  ☒ Form 10-Q  ☐ Form 10-D  ☐ Form N-SAR  ☐ Form N-CSR

For Period Ended:          March 31, 2023

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Royale Energy, Inc.

Full Name of Registrant:

Former Name if Applicable

1530 Hilton Head Rd., Suite 205

Address of Principal Executive Office (Street and Number)

El Cajon, California 92019

City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Qorsubject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously announced, the Registrant’s prior independent registered public accounting firm resigned on December 5, 2022. Interviewing and finding a replacement accounting firm was a lengthy process and, as a result, the Registrant did not engage Horne LLP as its independent public accounting firm for the fiscal year ended December 31, 2022 until March 31, 2023. Accordingly, the Registrant was unable to file its Annual Report on Form 10-K for the year ended December 31, 2022 prior to the filing deadline for the Quarterly Report on Form 10-Q for the quarter ended March 31, 2022, as Horne LLP must still complete its audit with respect to the year ended December 31, 2022. As the audit process remains ongoing and the Registrant continues to work on the Annual Report for the year ended December 31, 2022, the Registrant will be unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2023 within the prescribed time period, as the Registrant Company will not be able to compile the requisite financial data and other narrative information necessary to enable it to complete the Company's Quarterly Report on Form 10-Q by the filing deadline until it has completed its audit process for the year ended December 31, 2022. The Registrant will file its Form 10-K as soon as practicable, but does not anticipate that it will be filed until after the fifth day following the prescribed due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Ronald Lipnick	619	383-6600
(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☒ Yes ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Royale Energy, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2023	By:	/s/ Johnny Jordan Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.